News Release	Bayer AG Communications 51368 Leverkusen Germany Phone +49 214 30-1 www.press.bayer.com

Bayer Schering Pharma AG

Squeeze-out entered in the Commercial Register

•	Squeeze-out of minority stockholders takes effect
•	Cash compensation of EUR 98.98 per share will be paid

Leverkusen, September 25, 2008 – Bayer is now the sole owner of Bayer Schering Pharma AG, Berlin, Germany. The resolution passed by the Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG on January 17, 2007 concerning the transfer of the shares held by that company’s minority stockholders to Bayer Schering GmbH, Leverkusen, against appropriate cash compensation of EUR 98.98 per share was entered today in the Commercial Register of the Local Court of Berlin-Charlottenburg. The “squeeze-out,” or exclusion, of the minority stockholders has thus become effective.

With the entry of the transfer resolution in the Commercial Register, all the shares held by the minority stockholders of Bayer Schering Pharma AG have passed by operation of law to Bayer Schering GmbH, a wholly owned subsidiary of Bayer AG. Thus these shares now confer only an entitlement to the above-mentioned cash compensation. The shares of Bayer Schering Pharma AG will shortly be delisted from the stock exchange.

The entry in the Commercial Register was preceded by a decision of the High Court (Kammergericht) that the lawsuits seeking to set aside the squeeze-out resolution or have it declared null and void do not impede its enforcement. The decision does not, however, terminate the principal litigation.

Bayer made a public takeover offer to the stockholders of Schering AG, Berlin, Germany, in April 2006. The company has been fully consolidated in the financial statements of the Bayer Group since June 23, 2006. Most recently, Bayer held 96.3 percent of the company, which has since been renamed Bayer Schering Pharma AG.

The Bayer Group is a global enterprise with core competencies in the fields of health care, nutrition and high-tech materials. Bayer HealthCare, a subsidiary of Bayer AG, is one of the world’s leading, innovative companies in the healthcare and medical products

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industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care and Pharmaceuticals divisions. The pharmaceuticals business operates under the name Bayer Schering Pharma. Bayer HealthCare’s aim is to discover and manufacture products that will improve human and animal health worldwide. Find more information at www.bayerhealthcare.com.

Bayer Schering Pharma is a worldwide leading specialty pharmaceutical company. Its research and business activities are focused on the following areas: Diagnostic Imaging, General Medicine, Specialty Medicine and Women's Healthcare. With innovative products, Bayer Schering Pharma aims for leading positions in specialized markets worldwide. Using new ideas, Bayer Schering Pharma aims to make a contribution to medical progress and strives to improve the quality of life. Find more information at www.bayerscheringpharma.de.

Contact:

Bayer AG:

Günter Forneck, phone +49 214 30 50446

Email: guenter.forneck.gf@bayer-ag.de

Bayer HealthCare AG:

Denise Rennmann, Tel.: + 49 30 468-12066

E-Mail: denise.rennmann@bayerhealthcare.com

For more information, go to www.bayer.com

fo	(2008-0447E)

Forward-looking statements

This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer Group or subgroup management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

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